May 29th, 2009

Walter J. Salvadore Jr.

12 Woodsfield Court

Medford, NJ 08055

Board of Directors

American International Ventures, Inc.

16281 Wild Plum Circle

Morrison, CO 80465

Gentleman:

I, Walter J. Salvadore Jr., hereby tender my resignation as a director of American International Ventures, Inc. This resignation will be effective after my last board meeting held on May 29th, 2009.

Sincerely,

/s/ Walter J. Salvadore Jr.

Walter J. Salvadore Jr.